FORAGER
CAPITAL MANAGEMENT

May 27, 2026

Dear Repay Stockholders,

The Board rejected our $4.80 per share all-cash proposal as "significantly undervaluing" Repay and determined that the offer didn't even warrant a meeting. Typically, a Board rejecting an all-cash proposal at a 75% premium would meaningfully engage with the buyer and articulate to stockholders why remaining independent is expected to create superior value, over what timeframe, and with what level of risk.

The Board did not explain why the combination of remaining independent and acquiring KUBRA represents a superior alternative because stockholders have already experienced the result of the Company's last "transformative" acquisition: BillingTree.

BillingTree was approved by current directors Paul Garcia, Maryann Goebel, Pete Kight, and Richard Thornburgh. At the time, Repay described BillingTree as its "largest and most important transaction to date," and stated that after evaluating "hundreds of attractive acquisition candidates," BillingTree offered "the best combination of technology, distribution, talent, and scale."[1]

The story for stockholders proved very different. **A stockholder who invested $1.00 in Repay common stock on May 10, 2021, the day the BillingTree acquisition was announced, has approximately $0.17 left today.**

The BillingTree Promise

BillingTree was promoted as a transformative acquisition that would accelerate growth, expand software integrations, deepen recurring revenue streams, and generate $5 million of cost synergies by 2022.[2] Repay acquired BillingTree at an enterprise value of approximately $503 million, or 18.6x 2021E adjusted EBITDA before synergies and 15.6x including synergies.[2] The Board told stockholders BillingTree would contribute approximately $4.4 billion of card payment volume, $60 million of revenue, and $26 million of adjusted EBITDA before synergies.[1,2]

The BillingTree Result

Five years later, the promised growth, synergies, scale benefits, and strategic transformation have not materialized.

Instead of delivering the scale efficiencies promised to stockholders, BillingTree made Repay materially *more* capital intensive. Capitalized software development costs increased from approximately 9% of revenue in 2021 to a range of 12-17% from 2022 through 2025.

The teens growth rates used to justify the BillingTree acquisition price also failed to emerge.[3] At the time of the BillingTree announcement, the Board presented a pro forma 2021 profile of more than $245 million of revenue and $105 million of adjusted EBITDA. Yet despite subsequent acquisitions including Kontrol and Payix and additional capital deployed following BillingTree, Repay reported only $309.3 million of revenue and $128.6 million of adjusted EBITDA in 2025, representing just a 6% revenue CAGR and 5% adjusted EBITDA CAGR from 2021 through 2025. Where were the promised rapid growth rates and synergies?

The strategic healthcare narrative presented alongside BillingTree also faded quickly. At announcement, the Company stated that "what we're really excited about is healthcare" and that "that's where a lot of the growth will be focused."[1] Repay said healthcare represented approximately 40% of BillingTree's expected 2021 card payment volume and

highlighted a $420 billion healthcare payment opportunity.[4] Following the acquisition, however, healthcare was repeatedly disclosed as representing only 10% of Repay's business, where it has remained ever since. By 2025, the healthcare narrative had largely shifted away from the "exciting" patient-pay operations acquired through BillingTree toward the accounts payable business, where Repay already had an established presence before BillingTree.[5]

Accounting rules ultimately forced the Board to disclose what they would never voluntarily admit.

In 2025, Repay recorded a $241.7 million goodwill impairment related to Consumer Payments. The Board attempted to characterize the impairment as primarily discount-rate and public-company-multiple related, but that distinction is cosmetic. A business with stronger growth, higher margins, better retention, and a successful acquisition record would create enough value to offset multiple compression. The impairment is evidence that the assumptions used to justify the BillingTree acquisition were ultimately not supportable.

<u>Déjà Vu</u>

The parallels between BillingTree and KUBRA are unmistakable. In both cases, stockholders were presented with the same core narrative: strategic technology, attractive verticals, meaningful synergies, increased scale, and future value creation supported by additional leverage.[6]

Theme	BillingTree	KUBRA
Markets	Attractive growth markets: healthcare, ARM, credit unions, and energy.	Attractive verticals: utilities, government, insurance, and adjacent markets.
Technology	Best combination of technology, distribution, talent, and scale; CareView healthcare platform; 50+ ISV relationships.	Embedded technology platform; bill presentment, communications, payment engine, and core processing.
Growth Quality	110% average net volume retention; mid-to-high-teens expected CAGR.	Deeply entrenched, highly attractive recurring payment flows.
Synergies	$5 million of annualized synergies by 2022.	$15+ million cost synergies, $5+ million technology savings, and $5+ million revenue opportunities by 2028.
Leverage / Scale	~2.9x leverage described as comfortable, with capacity for more M&A.	Approximately 4.0x leverage at close, with promise to return below 3.0x within 18 months.
Result	**Value Creation Failed to Materialize**	**…**

<u>We Remain Committed at $4.80</u>

We encourage stockholders to communicate directly with the Board and make clear that another leveraged acquisition strategy built on projected synergies, integration promises, and long-dated value creation assumptions is not an acceptable alternative to a 75% premium all-cash offer. Particularly after the last major acquisition failed to deliver.

We continue to believe a transaction at $4.80 per share represents a superior outcome for stockholders. We remain ready to engage immediately, and our advisors are prepared to begin diligence and negotiate a transaction agreement.

Sincerely,

Forager Capital Management

[1] REPAY Q1 2021 earnings call transcript, May 10, 2021.

[2] REPAY BillingTree closing presentation transcript, June 15, 2021.

[3] REPAY Q1 2021 earnings call transcript, May 10, 2021: "Mid- to high teens is where we think it can grow and have those kind of margins with some expansion with the synergy realization."

[4] REPAY BillingTree closing presentation transcript, June 15, 2021; REPAY Q1 2021 earnings call transcript and slides, May 10, 2021. Management described healthcare as representing approximately 40% of BillingTree's expected 2021 card payment volume and discussed the healthcare payment opportunity.

[5] REPAY Q1 2021 earnings call transcript, May 10, 2021; REPAY conference transcript, Nov. 15, 2022; REPAY investor and earnings call transcripts during 2025. Public disclosures described healthcare as approximately 10% of the pro forma business/payment volume after BillingTree and later shifted healthcare discussion largely to Business Payments AP wins rather than BillingTree patient-pay volume.

[6] Comparison based on REPAY's BillingTree announcement materials, BillingTree closing presentation transcript, KUBRA acquisition investor presentation and May 4, 2026 earnings call transcript.